Heather G. Callender hcallender@velaw.com

Tel 713.758.4618 Fax 713.615.5038

April 16, 2007

United States Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 7010

Washington, D.C. 20549-7010

Attention: Mellissa Campbell Duru

Re:	Magellan Midstream Holdings, LP

Registration Statement on Form S-3

Filed March 12, 2007

File No. 333-141228

Amendment No. 1 to Annual Report on

Form 10-K for the Fiscal Year Ended December 31, 2006

File No. 1-32745

Dear Ms. Duru:

On behalf of Magellan Midstream Holdings, L.P. (the “Company”), set forth below are the Company’s responses to the comments contained in the letter from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated March 30, 2007. Simultaneous with the filing of this letter, we have filed through EDGAR Amendment No. 1 to the Form S-3 Registration Statement (the “S-3 Amendment”). In addition to the comments of the Staff set forth below, the Company received a comment letter dated April 10, 2007 from Sandy Eisen of the Staff. The Company responded to such letter on April 13, 2007.

For your convenience, we have repeated each comment of the Staff exactly as given in the Comment Letter, and below each such comment is the Company’s response. References to “we,” “us” and “our” herein refer to the Company.

General

1.	We note that MGG Midstream Holdings, LP is offering to sell approximately 64.9% of its ownership interest in the Company. Please revise your disclosure to include in the risk factor discussion and as may be appropriate elsewhere in the prospectus, disclosure that informs investors of the possible change in control of the company

Vinson & Elkins LLP Attorneys at Law Austin Beijing Dallas Dubai Hong Kong Houston London Moscow New York Shanghai Tokyo Washington	First City Tower, 1001 Fannin Street, Suite 2500 Houston, TX 77002-6760 Tel 713.758.2222 Fax 713.758.2346 www.velaw.com

Securities and Exchange Commission April 16, 2007 Page 2

associated with the proposed sale and the consequences of such change of control to the Company. Disclose for example, whether MGG Midstream Holdings, LP currently exercises its control of the Company directly through its 64.9% ownership interest or indirectly through its ownership and control of Magellan Midstream Holdings, GP, the general partner of the Company and the consequences, if material, resulting from its divestment of a direct controlling interest in the Company. Finally, please indicate whether any third-party has indicated an interest in acquiring the block of units being offered by MGG Midstream Holdings, L.P. We may have further comment.

Response: We acknowledge the Staff’s comment and have revised our disclosure accordingly. Please note that a change of control will not occur if MGG Midstream Holdings, LP sells its 64.9% ownership interest in the Company so long as it continues to own the general partner of the Company and elects the directors of the general partner of the Company. As indicated on page 11 of each preliminary prospectus contained in the S-3 Amendment, if MGG Midstream Holdings, LP sells its interest in the general partner of the Company, a change of control may occur. We hereby confirm that no third-party has indicated an interest in acquiring the block of units being offered by MGG Midstream Holdings. L.P.

(Second Preliminary Prospectus) Selling Unitholders, page 62

2.	Please disclose if the selling unitholder is a registered broker-dealer or affiliate of a registered broker-dealer. If you determine that the selling unitholder is a registered broker-dealer, please revise your disclosure to indicate that such selling unitholder is an underwriter, unless such selling unitholder received its securities as compensation for investment banking services. If the selling unitholder is an affiliate of a registered broker-dealer, please disclose, if true, that such selling unitholder acquired its shares in the ordinary course of business and at the time of the acquisition did not have any arrangements or understandings with any person to distribute the securities. If not, you must indicate that such selling unitholder is an underwriter.

Response: We acknowledge the Staff’s comment and have confirmed that the selling unitholder is not a registered broker-dealer or an affiliate of a registered broker-dealer. We have revised our disclosure accordingly. Please see page 62 of the second preliminary prospectus contained in the S-3 Amendment.

Securities and Exchange Commission April 16, 2007 Page 3

Signatures

3.	Please provide the signature of the company’s principal accounting officer or controller. If Mr. Chandler is also signing in his capacity as the controller of the company, please indicate as such next to his signature.

Response: We acknowledge the Staff’s comment and have revised our disclosure accordingly. Please see page II-4 of the S-3 Amendment.

Form 10-K/A for the fiscal year ended December 31, 2006

Item 9A. Controls and Procedures, page 126

4.	We note your disclosure that your “Chief Executive Officer and Chief Financial Officer concluded that [your] disclosure controls and practices are effective in providing reasonable assurance that all required disclosures are included in the current report.” Please confirm, if true, that your officers concluded that your disclosure controls and procedures are also effective to ensure that information required to be disclosed in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including your chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure. See Exchange Act Rule 13a-15(e). Please also confirm that you will provide disclosure in your future filings that conforms to this comment and Rule 13a-15(e).

Response: We acknowledge the Staff’s comment and confirm that our disclosure controls and procedures are effective to ensure that information required to be disclosed in the reports that we file or submit under the Securities Exchange Act is accumulated and communicated to our management, including our general partner’s Chief Executive Officer and Chief Financial Officer, to allow timely decisions regarding required disclosure. We also confirm that we will provide disclosure in our future filings that conforms to this comment and Rule 13a-15(e).

5.

We refer you to your statement that a “control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.” Please confirm, if true, that your disclosure controls and procedures are designed to provide reasonable assurance of

Securities and Exchange Commission April 16, 2007 Page 4

achieving their objectives and that your principal executive officer and principal financial officer concluded that your disclosure controls and procedures are effective at that reasonable assurance level. In the alternative, you should remove the reference to the level of assurance of your disclosure controls and procedures. Please refer to Section II.F.4 of Management’s Reports on Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports, SEC Release No. 33-8238, available on our website at http://www.sec.gov/rules/final/33-8238.htm. Please also confirm that you will provide disclosure in your future filings that conforms to this comment.

Response: We acknowledge the Staff’s comment and confirm that our disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives, and our general partner’s Chief Executive Officer and Chief Financial Officer have concluded that our disclosure controls and procedures are effective at such reasonable assurance level. We also confirm that we will provide disclosure in our future filings that conforms to this comment.

6.	We note that the identification of the certifying individual at the beginning of the certification required by Exchange Act Rule 13a-14(a) also includes the title of the certifying individual. In future filings, the identification of the certifying individual at the beginning of the certification should be revised so as not to include the individual’s title.

Response: We acknowledge the Staff’s comment and confirm that we will provide disclosure in our future filings that conforms to this comment.

Securities and Exchange Commission April 16, 2007 Page 5

Please contact Dan Fleckman at (713) 758-3706 or Heather Callender at (713) 758-4618 with any questions.

Very truly yours,

VINSON & ELKINS L.L.P.

By:	/s/ Heather G. Callender
Heather G. Callender